MAILED MATERIALS TO STOCKHOLDERS

 

DEAR PHILLIPS 66 SHAREHOLDER,

We are writing to you on behalf of funds managed by Elliott Investment Management L.P. ("Elliott"). **Like you, we are investors in Phillips 66.**

We believe Phillips 66's stock price is deeply undervalued today. We have a clear plan ("Streamline 66") to ensure Phillips 66 realizes its full potential – but we **need your help to put it into action.**



We see a potential gain of **65%** or more to Phillips 66's stock price from the "Streamline 66" plan.

$200 [2]

$120

UPSIDE +65%

Unaffected Stock Price [1]

Next week, you'll have the opportunity to vote for four highly-qualified candidates for Phillips 66's Board and send a powerful message to the Company that it must pursue the Streamline 66 plan – which could **boost the stock price 65% or more.**

Don't just take our word for it: Elliott has a history of helping similar companies improve their business and stock performance.

REPRESENTATIVE COMPANIES WHERE ELLIOTT HAS HELPED IMPROVED PERFORMANCE

   

VOTE THE GOLD PROXY CARD

STREAMLINE66.COM

(1) Source: Bloomberg as of February 7, 2025. (2) Price target is based on Elliott's internal calculations. More information and analysis can be found at Streamline66.com.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 23, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 23, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 23, 2025, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 23, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 23, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.





 PEER CASE STUDY: MARATHON PETROLEUM

LIKE IN ELLIOTT'S ENGAGEMENT WITH MARATHON, PHILLIPS 66 CAN BE RESTORED TO A TOP-PERFORMING COMPANY WITH RETURNS TO MATCH

After working with Elliott, Marathon Petroleum's Board and management acted decisively to create a more focused and efficient organization. Marathon stock has dramatically outperformed its peers since mid 2019.

 **Implemented governance enhancements, including a new director selected in consultation with Elliott**

 **Transitioned to new executive leadership**

 **Reduced operating costs by >$1B across the business, while also improving commercial performance and boosting profit margins**

 **Sold Speedway retail segment, generating $17B in net proceeds to support a best-in-class capital return program and an investment-grade balance sheet**

MARATHON PETROLEUM TOTAL SHAREHOLDER RETURN VS. PEERS



Before Elliott Involvement *(Sep 1, 2017 – Sep 24, 2019)*	-21%
Since Elliott Involvement *(Sep 24, 2019 – Feb 7, 2025)*	+149%
Since Leadership Change *(Mar 17, 2020 – Feb 7, 2025)*	+495%

INVESTORS@STREAMLINE66.COM   (877) 629-6357

Source: Bloomberg. Based on average of peers Valero and Phillips 66

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 23, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 23, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 23, 2025, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 23, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 23, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.

SOCIAL MEDIA POST



Elliott has a clear plan to ensure Phillips 66 realizes its full value. PSX shareholders, we need your help to put it into action.

VOTE THE GOLD PROXY CARD

DEAR PHILLIPS 66 SHAREHOLDERS,

Elliott sees a potential gain of **65%** or more to Phillips 66's stock price from the "Streamline 66" plan –

We need your help to put it into action.

$200[2]

UPSIDE +65%

$120[1]

Unaffected Stock Price

STREAMLINE 66

VIEW OUR LETTER

(1) Source: Bloomberg as of February 7, 2025. (2) Price target is based on Elliott's internal calculations. More information and analysis can be found at Streamline66.com.

STREAMLINE66.COM

PSX shareholders are Eager for Change

From streamline66.com

PROGRAMMATIC ADVERTISEMENTS

STREAMLINE 66

STREAMLINE 66

STREAMLINE 66

A transformation
of Phillips is
long overdue.

—
Elliott's letter to Phillips 66's board, 2/11/25

STREAMLINE 66

STREAMLINE 66

Another year
of empty
rhetoric
and broken
promises is
unacceptable.

—
Elliott's letter to Phillips
66's board, 2/11/25



STREAMLINE 66

Another year
of empty
rhetoric
and broken
promises is
unacceptable.

—
Elliott's letter to Phillips
66's board, 2/11/25

WEBSITE UPDATES

ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

ELLIOTT'S LETTER TO
THE BOARD OF PHILLIPS 66

Dear Members of the Board:

We are writing to you on behalf of funds managed by Elliott Investment Management L.P. (together with such funds, "Elliott" or "we"). We have an investment of more than $2.5 billion in Phillips 66 (the "Company" or "Phillips"), making us one of your top five investors.

As you know, this is not the first time we have publicly shared our views on Phillips' opportunities and challenges. In November of 2023, we published a letter to the Board noting the Company's ambitious targets in the areas of operational improvement, portfolio-streamlining and improved capital return to shareholders.

Read Full Letter Here   →



ELLIOTT'S STREAMLINE66 PRESENTATION

February 11, 2025

Download Presentation   →

NOMINEES

Elliott has nominated seven highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.








Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of
ConocoPhillips



Michael A. Heim

One of the founders and
former President and COO of
Targa Resources



Alan J. Hirshberg

Former EVP, Production, Drilling and
Projects at **ConocoPhillips**



Gillian A. Hobson

Former M&A and Capital
Markets Partner at **Vinson &
Elkins**, with significant focus on
midstream transactions



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst
at **Citadel**



John Pike

Partner at **Elliott Investment
Management**

MATERIALS



Letters

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

March 24, 2025



Press Releases

**ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR
THE BOARD OF PHILLIPS 66**

March 4, 2025



Letters

ELLIOTT'S LETTER TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address



  

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 23, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 23, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 23, 2025, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 23, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 23, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.





LETTERS



Letters

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

March 24, 2025



Letters

ELLIOTT'S LETTER TO THE BOARD OF PHILLIPS 66

February 11, 2025



Letters

2023 LETTER TO THE BOARD

November 29, 2023

SUBSCRIBE TO RECEIVE UPDATES

Email Address   →





Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 23, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 23, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 23, 2025, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 23, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 23, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.





MATERIALS

March 24, 2025

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

DEAR PHILLIPS 66 SHAREHOLDER,

We are writing to you on behalf of funds managed by Elliott Investment Management L.P. ("Elliott"). **Like you, we are investors in Phillips 66.**

We believe Phillips 66's stock price is deeply undervalued today. We have a clear plan ("Streamline 66") to ensure Phillips 66 realizes its full potential – but we **need your help to put it into action.**

Next week, you'll have the opportunity to vote for four highly-qualified candidates for Phillips 66's Board and send a powerful message to the Company that it must pursue the Streamline 66 plan – which could **boost the stock price 65%** or more.

Don't just take our word for it: **Elliott has a history of helping similar companies improve their business and stock performance.**

We see a potential gain of **65%** or more to Phillips 66's stock price from the "Streamline 66" plan.

$120
Unaffected Stock Price [1]

$200 [2]
UPSIDE +65%
STREAMLINE 66

(1) Source: Bloomberg as of February 7, 2025. (2) Price target is based on Elliott's internal calculations. More information and analysis can be found at Streamline66.com.

REPRESENTATIVE COMPANIES WHERE ELLIOTT HAS HELPED IMPROVED PERFORMANCE

   

PEER CASE STUDY: MARATHON PETROLEUM

LIKE IN ELLIOTT'S ENGAGEMENT WITH MARATHON, PHILLIPS 66 CAN BE RESTORED TO A TOP-PERFORMING COMPANY WITH RETURNS TO MATCH

After working with Elliott, Marathon Petroleum's Board and management acted decisively to create a more focused and efficient organization. Marathon stock has dramatically outperformed its peers since mid 2019.



Implemented governance enhancements, including a new director selected in consultation with Elliott

Transitioned to new executive leadership

Reduced operating costs by >$1B across the business, while also improving commercial performance and boosting profit margins

Sold Speedway retail segment, generating $17B in net proceeds to support a best-in-class capital return program and an investment-grade balance sheet

MARATHON PETROLEUM TOTAL SHAREHOLDER RETURN VS. PEERS

Before Elliott Involvement -21%
(Sep 1, 2017 – Sep 24, 2019)

Since Elliott Involvement +149%
(Sep 24, 2019 – Feb 7, 2025)

Since Leadership Change +495%
(Mar 17, 2020 – Feb 7, 2025)

Source: Bloomberg. Based on average of peers Valero and Phillips 66



SUBSCRIBE TO RECEIVE UPDATES   Email Address   →





Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 23, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 23, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 23, 2025, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 23, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 23, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.

